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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              CONNING CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                              CONNING CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  208215 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           MATTHEW P. MCCAULEY, ESQ.
                              CONNING CORPORATION
                         700 MARKET STREET, SUITE H-26
                              ST. LOUIS, MO 63101
                                 (314) 444-0644
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH COPIES TO:

          THOMAS L. FAIRFIELD, ESQ.                       ALLEN I. ISAACSON, ESQ.
    PAUL, HASTINGS, JANOFSKY & WALKER LLP         FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
               399 PARK AVENUE                               ONE NEW YORK PLAZA
        NEW YORK, NEW YORK 10022-4697                  NEW YORK, NEW YORK 10004-1980
                (212) 318-6000                                 (212) 859-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION.

  NAME AND ADDRESS.

     The name of the subject company is Conning Corporation, a Missouri corporation ("Conning"). The address of the principal executive offices of Conning is 700 Market Street, St. Louis, Missouri 63101, and its telephone number is (314) 444-0498.

  SECURITIES.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement (the "Statement") relates is the common stock, par value $.01 per share (the "Shares"), of Conning. As of March 3, 2000, there were 13,753,359 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

  NAME AND ADDRESS.

     The name, business address and business telephone number of Conning, which is the subject company and the person filing this Statement, are set forth in
Item 1 above.

  TENDER OFFER.

     This Statement relates to the tender offer by CC Merger Sub Inc., a Missouri corporation ("Purchaser") and an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company, a New York life insurance company ("MetLife"), to purchase all outstanding Shares at a purchase price of $12.50 per Share, net to the seller in cash (less any required withholding taxes), without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. MetLife and its affiliates already own approximately 60.4% of the outstanding Shares. The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3), dated March 20, 2000 (the "Schedule TO"), which was filed with the Securities and Exchange Commission on March 20, 2000.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 9, 2000 (the "Merger Agreement"), by and among MetLife, Purchaser and Conning. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Conning will merge with Purchaser (the "Merger"). Conning will continue as the surviving corporation. In the Merger, each outstanding Share that is not controlled by MetLife (other than Shares held by stockholders who perfect and do not withdraw or otherwise lose their appraisal rights under Missouri law) will be converted into the right to receive the merger consideration, which will be $12.50 per Share, net in cash (less any required withholding taxes), or any higher price paid per Share in the Offer. A copy of the Merger Agreement is filed as Exhibit (e)(1) herewith and is incorporated herein by reference in its entirety.

     The Schedule TO states that the principal executive offices of MetLife and Purchaser are located at One Madison Avenue, New York, New York 10010.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  CONFLICTS OF INTEREST.

     Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between Conning or its affiliates and either (i) Conning, its executive officers, directors or affiliates or (ii) Purchaser, MetLife or any of their respective executive officers, directors or affiliates.

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     1.  CERTAIN ARRANGEMENTS BETWEEN CONNING AND ITS EXECUTIVE OFFICERS,
         DIRECTORS AND AFFILIATES.

     Proxy Statement Disclosures. Certain contracts, agreements, arrangements and understandings between Conning and its executive officers, directors and affiliates are described on pages 2-13 of Conning's "Proxy Statement Relating to the Annual Meeting of the Company's Shareholders to be Held on May 11, 1999" (the "1999 Proxy Statement") in the sections, "Election of Directors," "Compensation Committee Report on Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Executive Compensation," and in Items 10 through 13, inclusive, of Conning's Form 10-K for the year ended December 31, 1999 (the "Form 10-K"). The 1999 Proxy Statement is filed herewith as Exhibits (e)(2) and is incorporated herein by reference. Items 10 through 13, inclusive, of the Form 10-K are filed herewith as Exhibit (e)(3) and are incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement.

     Stock Options. The Merger Agreement provides that, prior to the effective time of the Merger the Board of Directors of Conning (the "Conning Board") will adopt a replacement award program under which replacement awards will be substituted for all stock options outstanding immediately prior to the effective time and all such stock options will be cancelled. Under the replacement award program, all directors, officers and employees who hold stock options as of the effective time of the Merger will receive either (i) a cash payment equal to the product of (x) the total number of Shares subject to such option and (y) the excess of $12.50 over the exercise price per Share subject to such option; or
(ii) a deferred payment. In the case of non-qualified options, the deferred payment will be equal to the present value of the Stock Options, calculated using a Black-Scholes formula. In the case of incentive stock options, the deferred payment will equal the greater of (a) the Black-Scholes value of the Stock Options and (b) the excess of $12.50 over the per share exercise price of the Stock Option, plus an additional payment representing the value of the loss of the favorable tax treatment of incentive stock options calculated based on such excess. All deferred awards will bear interest. The replacement award program is subject to change, provided that the program remains consistent with its current terms or with any amendment to which Conning, MetLife and Purchaser mutually agree.

     Employment Agreement. Paul W. Kopsky, Jr. was recently appointed Chief Financial Officer, effective March 16, 2000 replacing Fred M. Schpero who resigned. The information regarding Mr. Kopsky's employment arrangements set forth in "SPECIAL FACTORS -- Interests of Certain Persons" of the Offer to Purchase is incorporated herein by reference.

     Transitional Retention Bonus Program. Prior to the execution of the Merger Agreement, Conning adopted a transitional retention bonus program for certain selected employees at a cost of approximately $2.3 million. Recently, in consultation with MetLife, a proposal was made to expand the program to include other employees (including certain executive officers). This proposal is subject to the approval of the Conning board of directors and, under the terms of the Merger Agreement, the consent of MetLife. Conning estimates that the total cost for the entire program, including both the program adopted prior to the execution of the Merger Agreement and the expanded program, will be approximately $10 to $13 million.

     Severance Plan. In February 2000, Conning adopted a severance plan covering all Conning employees, including executive officers. The severance plan provides for compensation to any employee (a) whose job is eliminated or significantly altered (as described in the plan) or (b) who does not accept a requested transfer to a location more than a specified distance from the previous location if the position at the previous location becomes unavailable. The plan provides for payments to eligible employees equal to the greater of (a) one week of base salary per year of service with a minimum of 10 weeks or (b) a number of weeks of base salary according to the employee's job classification up to a maximum of 52 weeks. The severance plan is subject to amendment or termination by Conning at any time.

     2.  CERTAIN ARRANGEMENTS BETWEEN CONNING AND METLIFE.

     The information set forth in the "INTRODUCTION," "SPECIAL
FACTORS -- Background of the Tender Offer and the Merger Agreement," "SPECIAL FACTORS -- Purpose of, Alternative to, Reasons

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for, and Effects of the Tender Offer and the Merger," "SPECIAL
FACTORS -- Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Reports, Opinions and Appraisals," "SPECIAL FACTORS -- Interests of Certain Persons," "THE TENDER OFFER AND THE MERGER -- Information Concerning MetLife and Purchaser," and "THE TENDER OFFER AND THE MERGER -- The Merger Agreement and the Merger" of the Offer to Purchase is incorporated herein by reference.

     3.  INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER.

     In considering the recommendations of the Conning Board and the Special Committee (as defined and described below) with respect to the Offer, the Merger, and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of MetLife, Purchaser and Conning have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest.

     MetLife's Control of Conning. On January 6, 2000, MetLife acquired indirect beneficial ownership of 8,304,995 Shares when it purchased from General American Mutual Holding Company, a Missouri mutual insurance holding company ("General American Mutual"), all of the issued and outstanding shares of capital stock of GenAmerica Corporation ("GenAmerica"). GenAmerica owns all of the issued and outstanding shares of capital stock of General American Life Insurance Company ("GALIC"), which owns all of the issued and outstanding shares of capital stock of GenAm Holding Company, a Delaware corporation ("GenAm Holding"), which is the record owner of the 8,304,995 Shares. Such number of Shares represents approximately 60.4% of the outstanding Shares. Richard A. Liddy, currently a member of the three-member Conning Board, also currently serves as Senior Executive Vice-President of MetLife; as Chairman, President, and Chief Executive Officer of GenAmerica; and as Chairman and Chief Executive Officer of GALIC. Arthur C. Reeds, III, also a current member of the Conning Board, resigned on March 9, 2000, from the positions of President and Chief Executive Officer of Conning, which he had held since September 22, 1999. Mr. Reeds has been replaced in those capacities by James L. Lipscomb. However, Mr. Reeds continues to serve on the Conning Board. As a result of the foregoing, MetLife may be deemed to control Conning.

     Stock and Option Ownership of Conning Directors and Executive
Officers. The information set forth in "SPECIAL FACTORS -- Interests of Certain Persons -- Beneficial Ownership of Shares" of the Offer to Purchase is incorporated herein by reference.

     Special Committee. On January 21, 2000, the Conning Board established a special committee of the Conning Board, composed of John A. Fibiger, Conning's sole independent director (the "Special Committee"), to consider, evaluate, and negotiate with MetLife with respect to the proposal made by MetLife on January 14, 2000, to acquire for $10.50 per Share, in cash, all of the outstanding Shares not currently controlled by MetLife. Mr. Fibiger, who has no affiliation with Purchaser or MetLife except as a director of Conning, will receive $25,000 as compensation for services rendered in connection with his consideration, evaluation and negotiation of the Offer and the Merger.

     Indemnification. Conning's Restated Articles of Incorporation, as amended, provide that Conning shall indemnify its directors and officers, to the maximum extent permitted by law, against any claim, liability or expense incurred as a result of such persons' service as director or officer, as the case may be, or any other service provided by such persons on behalf of Conning or at the request of Conning. Directors and officers of Conning are provided with directors' and officers' liability insurance coverage under the policy maintained by MetLife. Conning's Restated Articles of Incorporation, as amended, are filed herewith as Exhibit (e)(4) and incorporated herein by reference.

     The Merger Agreement also provides for the indemnification of Conning's directors and officers, and a summary of those provisions is set forth in "THE TENDER OFFER AND THE MERGER -- The Merger Agreement and the
Merger -- Indemnification; Directors' and Officers' Insurance" of the Offer to Purchase and is incorporated herein by reference.

     The Special Committee and the Conning Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation -- Reasons for the Recommendation."

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  Recommendation.

     Recommendation of the Special Committee. At a meeting held on March 9, 2000, the Special Committee (i) determined that the Offer and the Merger, both as contemplated by the Merger Agreement, are fair to, advisable and in the best interests of Conning and its stockholders; (ii) approved, and recommended that the Conning Board approve, the Offer and the Merger; and (iii) recommended, and recommended that the Conning Board recommend, acceptance of the Offer and, if necessary, approval of the Merger Agreement by the stockholders of Conning.

     Recommendation of the Conning Board. At a meeting held on March 9, 2000, after hearing the Special Committee's recommendation, the Conning Board, by unanimous vote of all directors other than Mr. Liddy, who abstained from voting, and based on, among other things, the recommendation of the Special Committee,
(i) determined that the Offer and the Merger are fair to, advisable and in the best interests of Conning and its stockholders; (ii) approved the Offer and the Merger Agreement and the transactions contemplated thereby; and (iii) recommended acceptance of the Offer and approval of the Merger Agreement by Conning stockholders. ACCORDINGLY, THE CONNING BOARD RECOMMENDS THAT THE STOCKHOLDERS OF CONNING ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF NECESSARY, APPROVE THE MERGER AGREEMENT.

     A letter to the stockholders of Conning, a letter to brokers, dealers, commercial banks, trust companies, and other nominees, and a letter to clients for use by brokers, dealers, commercial banks, trust companies, and other nominees communicating the Conning Board's recommendation, and a press release announcing the Offer and the Merger, are filed herewith as Exhibits (a)(3),
(a)(4), (a)(5), and (a)(6), respectively, and are incorporated herein by reference.

     The Conning Board's recommendation is based in part on the oral opinion delivered by Salomon Smith Barney Inc. ("Salomon Smith Barney") to the Special Committee on March 2, 2000 (which opinion was confirmed in writing on March 9, 2000), to the effect that, as of those dates and based on and subject to the matters described in the opinion, the price per share of $12.50 to be received in the Offer and the Merger, taken together, by Conning stockholders other than MetLife and its affiliates, was fair, from a financial point of view, to such stockholders. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Annex A and filed herewith as Exhibit (a)(7) and is incorporated herein by reference.

  Reasons for the Recommendation.

     Background of the Offer and the Merger. The information set forth in "SPECIAL FACTORS -- Background of the Tender Offer and the Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     Factors Considered by the Special Committee. In reaching its decision to make the recommendations set forth above, the Special Committee considered a number of factors, including the following, which generally supported a recommendation in favor of the Offer:

        (i) MetLife's statement in its letter, dated January 14, 2000, to the Conning Board, that, in addition to its proposed acquisition of all of the outstanding Conning shares not currently controlled by Metlife for $10.50 per Share in cash, it intends to terminate certain business relationships MetLife and its affiliates have with Conning, the fact that MetLife has begun the process of doing so, and the prospective effect of the termination of such relationships on Conning's revenues, cash flow and earnings.

        (ii) Conning's business and earnings prospects, near- and long-term business risks, the competitive business environment in which Conning operates and business and valuation trends in Conning's industry.

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        (iii) The change in Conning's position in the asset management industry as a consequence of MetLife's acquisition of GenAmerica, and thus Conning's affiliation and significant business relationships with MetLife and their possible impact on the attractiveness of Conning relative to its competitors.

        (iv) The historical market prices and recent trading activity of the Shares, including the fact that the offer of $12.50 per Share represents
     (a) a premium of approximately 30.7% over the $9.5625 per Share closing price on January 14, 2000, the last trading day prior to the announcement of MetLife's initial offer of $10.50 per Share on January 18, 2000, and (b) a premium of approximately 48.1% over the $8.4375 per Share closing price on December 16, 1999, one month prior to the announcement of MetLife's initial offer.

        (v) The history of the negotiations between the Special Committee and its representatives and MetLife and its representatives, including the facts that (x) the negotiations resulted in an increase in the price at which MetLife and Purchaser would offer to acquire Conning's outstanding Shares from $10.50 per Share to $12.50 per Share; and (y) the Special Committee's belief that MetLife would not further increase the Offer Price and, accordingly, the $12.50 per Share price was, in the view of the Special Committee, the highest price that could be obtained from MetLife.

        (vi) The fact that MetLife owns a sufficient number of Shares to control any disposition of Conning and has indicated that it does not have any current plans to sell any Shares it beneficially owns, which made pursuit of other possible business combinations impracticable.

        (vii) The structure of the transaction, which is designed, among other things, to result in the receipt by Conning stockholders, other than MetLife and its affiliates, of the consideration to be paid in the Offer and the Merger at the earliest practicable time, and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

        (viii) The written opinion of Salomon Smith Barney, dated March 9, 2000, to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per share of $12.50 to be received in the Offer and the Merger, taken together, by Conning stockholders, other than MetLife and its affiliates, was fair, from a financial point of view, to such stockholders, and the analyses that Salomon Smith Barney presented to the Special Committee in connection therewith. The full text of the opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Annex A and filed herewith as Exhibit (a)(7) and is incorporated herein by reference. Salomon Smith Barney's written presentation of the financial analyses on which its opinion was based, and which was presented to the Special Committee on March 2, 2000, is filed as Exhibit (c)(3) to the Schedule TO and is incorporated herein by reference.

        (ix) The terms of the Merger Agreement, including that (a) the conditions to the Offer may not be changed in any manner that is materially adverse to Conning stockholders without the consent of the Special Committee; (b) the recommendation of the Special Committee may be withdrawn, modified or amended to the extent the Special Committee believes that, based upon the advice of its counsel and financial advisor, it is necessary to do so in the exercise of its fiduciary duties; (c) the Offer is not subject to any financing condition; and (d) the other conditions to the Offer and the Merger are of a limited nature.

        (x) The likelihood that the Offer and the Merger would be consummated, based in part on the financial resources of MetLife.

        (xi) The availability under the General and Business Corporation Law of the State of Missouri of dissenters' rights, pursuant to which the stockholders of Conning may have the fair value of their Shares judicially determined in connection with the Merger, if they so desire.

     In addition to the factors listed above, the Special Committee considered the fact that the consummation of the Offer and the Merger would eliminate the opportunity of the stockholders of Conning other than MetLife and its affiliates to participate in any potential future growth of the value of Conning, but believed

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that this loss of opportunity, which is accompanied with a loss of risk inherent in ownership, was appropriately reflected by the price of $12.50 per Share to be paid in the Offer and Merger.

     Factors Considered by the Conning Board. In making its decisions referred to above, the Conning Board considered the following factors, which, in the view of the Conning Board, when taken together, supported such decisions: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of Salomon Smith Barney to the effect that, as of the date thereof and based on and subject to the matters described therein, the price per Share of $12.50 to be received in the Offer and the Merger, taken together, by Conning stockholders, other than MetLife and its affiliates, was fair, from a financial point of view, to such stockholders; (iii) the summary presentation of the financial analyses on which Salomon Smith Barney's opinion was based that was given to the Conning Board by Salomon Smith Barney at its meeting held on March 9, 2000; and (iv) the fact that the $12.50 per Share to be received in the Offer and the Merger and the other terms and conditions of the Merger Agreement were the result of arm's length negotiations between the Special Committee and its representatives, on the one hand, and MetLife and its representatives, on the other.

     The members of the Conning Board, including the member of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of Conning and after their receipt of the advice of their financial and legal advisors. In light of the number and variety of factors that the Conning Board and the Special Committee considered in connection with their evaluations of the Offer and the Merger, neither the Conning Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Conning Board nor the Special Committee did so.

     The Conning Board, including the member of the Special Committee, believes that the Offer and the Merger are procedurally fair because of, among other things: (i) the fact that the Special Committee consisted of an independent director appointed to represent the interests of Conning stockholders other than MetLife and its affiliates; (ii) the fact that the Special Committee retained and was advised by independent legal counsel; (iii) the fact that the Special Committee retained Salomon Smith Barney as its independent financial advisor to assist it in evaluating the proposed consideration to be received in the Offer and the Merger and received advice from Salomon Smith Barney; (iv) the process of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; (v) the fact that the $12.50 per Share to be received in the Offer and the Merger and the other terms and conditions of the Merger Agreement resulted from extended arm's length negotiations between the Special Committee and its representatives, on the one hand, and MetLife and its representatives, on the other; and (vi) the availability of dissenters' rights to the stockholders of Conning.

     Opinion of the Special Committee's Financial Advisor. In connection with Salomon Smith Barney's engagement, the Special Committee requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, to Conning stockholders, other than MetLife and its affiliates, of the consideration to be received by such holders pursuant to the Offer and the Merger, taken together. On March 2, 2000, Salomon Smith Barney rendered to the Special Committee an oral opinion (which opinion was confirmed in writing on March 9, 2000) to the effect that, as of those dates and based on and subject to the matters described in the opinion, the $12.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by Conning stockholders, other than MetLife and its affiliates, was fair, from a financial point of view, to such stockholders. Salomon Smith Barney also gave a summary presentation of the financial analyses on which Salomon Smith Barney's opinion was based to the Conning Board at its meeting held on March 9, 2000. A summary of Salomon Smith Barney's opinion and the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Salomon Smith Barney is set forth in "SPECIAL FACTORS. Reports, Opinions and Appraisals -- Opinion of Salomon Smith Barney" of the Offer to Purchase and is incorporated herein by reference.

     The full text of Salomon Smith Barney's written opinion, dated March 9, 2000, to the Special Committee, which sets forth the assumptions made, the procedures followed, the matters considered and the

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limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Annex A and filed herewith as Exhibit (a)(7) and is incorporated herein by reference. Salomon Smith Barney's written presentation of the financial analyses on which its opinion was based, and which was presented to the Special Committee on March 2, 2000, is filed as Exhibit (c)(3) to the Schedule TO and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ SALOMON SMITH BARNEY'S WRITTEN OPINION CAREFULLY IN ITS ENTIRETY. THE OPINION OF SALOMON SMITH BARNEY WAS ONLY ONE OF THE FACTORS TAKEN INTO CONSIDERATION BY THE SPECIAL COMMITTEE IN MAKING ITS DETERMINATION TO RECOMMEND THAT THE CONNING BOARD OF DIRECTORS APPROVE THE OFFER AND THE MERGER. SALOMON SMITH BARNEY'S OPINION IS ADDRESSED TO THE SPECIAL COMMITTEE, RELATED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE $12.50 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER, TAKEN TOGETHER, BY CONNING STOCKHOLDERS, OTHER THAN METLIFE AND ITS AFFILIATES, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED OFFER OR MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER SHARES IN THE OFFER, VOTE IN FAVOR OF THE MERGER OR AS TO ANY OTHER MATTER RELATING TO THE OFFER OR THE MERGER.

     A description of certain of Salomon Smith Barney's relationships with MetLife is set forth in "SPECIAL FACTORS. Reports, Opinions and Appraisals -- Opinion of Salomon Smith Barney" of the Offer to Purchase and is incorporated herein by reference.

  INTENT TO TENDER.

     To the best knowledge of Conning, after making reasonable inquiry, each of Conning's executive officers, directors, affiliates, and subsidiaries currently intends to tender pursuant to the Offer all Shares (other than Restricted Stock, as defined in the Merger Agreement, or options to acquire Shares) held of record or beneficially owned by them as of the date hereof.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Salomon Smith Barney has acted as exclusive financial advisor to the Special Committee in connection with the Offer and the Merger. Salomon Smith Barney is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Special Committee selected Salomon Smith Barney to act as financial advisor to the Special Committee on the basis of Salomon Smith Barney's international reputation and Salomon Smith Barney's familiarity with Conning. A description of the terms of Salomon Smith Barney's engagement is set forth in "SPECIAL FACTORS. Reports, Opinions and Appraisals -- Opinion of Salomon Smith Barney" of the Offer to Purchase and is incorporated herein by reference.

     Except as set forth in this Item 5, neither Conning nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Conning on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The following transactions in the Shares were effected during the past 60 days by Conning or its executive officers, directors, affiliates and subsidiaries:

     Fred M. Schpero, who served as Conning's Chief Financial Officer until March 15, 2000, purchased 16,000 Shares from Conning on March 13, 2000 pursuant to the exercise of stock options, 10,000 of which were purchased at $5.33 per Share and 6,000 of which were purchased at $7.00 per Share. On the same day, Mr. Schpero sold 25,000 Shares at a price of $12.25 per Share and 26,046 Shares at a price of $12.31 per Share in the over-the-counter market through brokers' transactions.

     Thomas D. Sargent, Executive Vice President of Conning, sold 25,000 Shares on March 14, 2000, 10,000 Shares on March 16, 2000 and 15,000 Shares on March 17, 2000, all at a price of $12.31 per share. These transactions were effected in the over-the-counter market through brokers' transactions.

     Except as set forth in this Item 6, no transactions in the Shares during the past 60 days have been effected by Conning or, to the best of Conning's knowledge, by any executive officer, director, affiliate, or subsidiary of Conning.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by Conning which relates to or would result in
(i) a tender offer or other acquisition of the Shares by Conning, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving Conning or any of its subsidiaries, (iii) a purchase, sale, or transfer of a material amount of assets by Conning or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Conning.

     Except as described or referred to in this Statement, there are no transactions, Conning Board resolutions, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

     The information contained in the Offer to Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference.

ITEM 9.  EXHIBITS.

EXHIBIT NO.                            DESCRIPTION
-----------    ------------------------------------------------------------
(a)(1)         Offer to Purchase, dated March 20, 2000.*+
(a)(2)         Form of Letter of Transmittal.*+
(a)(3)         Letter from the President and Chief Executive Officer of
               Conning to Conning's Stockholders, dated March 20, 2000.+
(a)(4)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies, and Other Nominees.*
(a)(5)         Form of Letter from Brokers, Dealers, Commercial Banks,
               Trust Companies, and Other Nominees to Clients.*
(a)(6)         Text of joint press release issued by MetLife and Conning, dated March 9, 2000.*
(a)(7)         Opinion of Salomon Smith Barney Inc. dated March 9, 2000
               (attached as Annex A hereto).+
(e)(1)         Agreement and Plan of Merger, dated as of March 9, 2000,
               among MetLife, Purchaser and Conning.*
(e)(2)         Conning's Proxy Statement Relating to the Annual Meeting of
               Shareholders to be Held on May 11, 1999 (incorporated by
               reference to the Schedule 14A of Conning filed on May 1,
               1999 (File No. 0-23183)).
(e)(3)         Items 10 through 13 of the Form 10-K of Conning for the year ended December 31, 1999 (incorporated by reference to the
               Form 10-K of Conning, filed on March 17, 2000 (File No.
               0-23183)).
(e)(4)         Restated Articles of Incorporation of Conning, as amended
               (incorporated by reference to Exhibit 3.1 of the Form 10-K of Conning for the year ended December 31, 1997 (File No.
               0-23183)).

---------------
* Incorporated by reference to the Schedule TO filed by MetLife and Purchaser on March 20, 2000.

+ Included in copies mailed to Conning's stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                          CONNING CORPORATION

                                          By:     /s/ JAMES L. LIPSCOMB
                                            ------------------------------------
                                            Name: James L. Lipscomb
                                            Title: President and Chief Executive
                                              Officer

Dated: March 20, 2000